VIA EDGAR

March 20, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Clean Energy Technologies, Inc. (the “Company”) (CIK No. 0001329606)
Registration Statement on Form S-1, as amended (Registration No. 333-266078)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time on March 22, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 400 copies of the Preliminary Prospectus dated March 20, 2023 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer

R.F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	COO